Exhibit 99.121

NexTech Reports Record Revenue and Gross Profit For January

Performance Boosted by NexTech’s AR Ecommerce division

New York, NY - Toronto, ON –February 6th, 2020 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), the industry leader in augmented reality, is pleased to announce that it has achieved record revenue and gross profit for the month of January 2020. Both revenue and gross profit showed dramatic increases in January. Notably, the company achieved $800,000 in revenue and gross profit of $528,000 representing a 66% Gross profit versus a 59% gross profit last month and the highest revenue ever achieved in a single month, which represents a 110% increase in revenue and 172% increase in gross profits year over year.

Kashif Malik, CFO of NexTech AR Solutions commented “What a phenomenal start to the year by having our best month of revenue ever! I am extremely proud of the team and we are just getting started.”

Evan Gappelberg, CEO of NexTech AR Solutions comments “I’m excited to report record preliminary numbers for January and I am particularly excited that we were able to achieve $800,000 in sales in just one month, hitting a new company high. During the month of January, we saw an acceleration in sales growth across all business segments, especially our AR eCommerce division, which is now starting to scale. We signed up 22 new customers in January alone which is our best month ever. We also just hired 4 new sales reps to meet the growing demand for our AR solutions”. He continues, “We are in the midst of the 4th Industrial Revolution, and technology is evolving faster than ever. This revolution is being led by AR, AI, IoT, Edge computing and the 5G network, all of which are converging and becoming increasingly ubiquitous for training, eCommerce, advertising, and entertainment. This convergence is stimulating a rapid market adoption environment similar to the internet in the 1990’s driving the creation of billion-dollar industries almost overnight, a market NexTech is uniquely positioned to capitalize on.”

-The company is preparing to launch ts game-changing CaptureAR app in Q1, 2020.

CaptureAR is a pivotal new technology that will accelerate the augmented reality global marketplace. With CaptureAR customers can achieve incredible time and money savings. What could take an experienced 3D modeler days of work to create a 3D version of a product, can now be done in a matter of minutes, and with the same resolution and image fidelity as if the 3D model was designed from scratch.

Both the just launched 3D/AR ad network and the CaptureAR technology work hand and hand building value for each other through content creation and the usage of the content on the ad network. The ad network is part of the company’s AR omni-channel platform approach which includes: AR for eCommerce, AR in Chat, its ARitize App and AR University for education and training. With this new ad network NexTech will continue to leverage all its current 3D asset creation technology and relationships into 3D/AR ads, opening up a major new revenue channel in 2020 and beyond. In 2019, according to IDC, global advertising spend will be about $725 billion, up over 4% from 2018.

The company will report audited financial results for the period June 1 to December 31, 2019 in April of 2020. Results for the first quarter January to March of 2020 will be reported in May 2020.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing four multi-billion dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q1 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage it’s 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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